1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 13, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNUAL GENERAL MEETING

A notice convening the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Thursday, 27 June 2013 is set out at page 14 to page 19 of this circular.

A reply slip and a proxy form for use at the AGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon before Friday, 7 June 2013. Shareholders who intend to appoint a proxy to attend the AGM are requested to complete the proxy form in accordance with the instructions printed thereon not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the AGM or any adjournment if you so wish.

13 May 2013

* For identification purpose only

CONTENTS

Page

DEFINITION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ii

LETTER FROM THE BOARD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

NOTICE OF 2012 ANNUAL GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	14

APPENDIX I BIOGRAPHIC DETAILS OF THE PROPOSED DIRECTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	20

APPENDIX II BIOGRAPHIC DETAILS OF THE PROPOSED
SHAREHOLDER REPRESENTATIVE SUPERVISORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	24

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"AGM"	the annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Thursday, 27 June 2013;

"Aluminum Fabrication Interests"

the 86.84% equity interest in Chalco Henan Aluminum Fabrication Co., Ltd.* (), 60% equity interest in Chalco Southwest Aluminum Co., Ltd.* (), 100% equity interest in Chalco Southwest Cold Rolling Co., Ltd.* (), 56.86% equity interest in Huaxi Aluminum Co., Ltd.* (), 93.47% equity interest in Chinalco Ruimin Co., Ltd.* (), 100% equity interest in Chalco Qingdao Light Metal Company Limited* (), 50% equity interest in Sapa Chalco Aluminum Products (Chongqing) Co., Ltd.* () and 40% equity interest in Guizhou Chinalco Aluminum Co., Ltd.*
(), all of which are held by the Company as at the Latest Practicable Date;

"Articles of Association"	the Articles of Association of the Company;

"associate"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of Directors;

- ii -

DEFINITIONS

"Chalco HK"	Chalco Hong Kong Limited*(), a limited liability company incorporated in Hong Kong on 9 March 2005 and an indirect wholly-owned subsidiary of the Company;

"Chalco Ningxia Energy"

Chalco Ningxia Energy Group Limited* (, formerly known as ""), a limited liability company incorporated in the PRC on 26 June 2003, which is owned as to 70.82% by the Company as at the latest Practicable Date;

"Chalco Trading (HK)"	Chalco Trading Hong Kong Co., Limited (), a limited liability company incorporated in Hong Kong on 5 May 2011 and an indirect non-wholly-owned subsidiary of the Company;

"Chinalco"

Aluminum Corporation of China* (), a state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 41.82% of the total issued share capital of the Company as at the latest Practicable Date;

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"connected person"	has the same meaning as defined in the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

- iii -

DEFINITIONS

"H Shareholder(s)"	holder(s) of H Shares;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Shareholder(s)"

the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the AGM in respect of the Possible Connected Transaction, the proposed disposal of the assets of Northwest Aluminum Fabrication Branch of the Company to Chinalco, and the proposed disposal of alumina assets of Guizhou Branch of the Company to Chinalco;

"Latest Practicable Date"	9 May 2013, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

"Ningxia PV"	Ning Electric PV Material Co., Ltd.* (), a wholly-owned subsidiary of Chalco Ningxia Energy;

"Ningxia Silicon"	Ningxia Ning Electric Silicon Materials Co., Ltd.* () , a wholly-owned subsidiary of Chalco Ningxia Energy;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

- iv -

DEFINITIONS

"Possible Connected Transaction"	the possible connected transaction between the Company and Chinalco in relation to the disposal of the Auluminum Fabrication Interests by way of open tender in the even that Chinalco wins the bid;

"RMB"	Renminbi, the lawful currency of the PRC;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Share(s)"	A Shares and H Shares;

"Shareholder(s)"	A Shareholders and H Shareholders;

"Supervisor(s)"	the supervisor(s) of the Company;

"Supervisory Committee"	the supervisory committee of the Company; and

"%"	per cent.

- v -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
The People's Republic of China
Non-executive Directors:	Postal code: 100082
Mr. Shi Chungui
Mr. Lv Youqing	Principal place of business:
Mr. Liu Caiming	No. 62 North Xizhimen Street
Haidian District
Independent non-executive Directors:	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business in Hong Kong:
Unit 3103, 31st Floor
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

13 May 2013

To the Shareholders

Dear Sirs,

I	INTRODUCTION

The purpose of this circular is to provide you with the notice of the AGM and to provide you with all the information reasonably necessary to enable you to make informed decisions on whether to vote for or against the proposed resolutions at the AGM:

- 1 -

LETTER FROM THE BOARD

(1)	the resolution in relation to the Directors' Report for the year ended 31 December 2012;

(2)	the resolution in relation to the Supervisory Committee's Report for the year ended 31 December 2012;

(3)	the resolution in relation to the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2012;

(4)	the resolution in relation to the non-distribution of final dividend and non-transfer of reserves to increase share capital;

(5)	the resolution in relation to the re-appointment of auditors and the authorization to the audit committee of the Board to fix their remuneration;

(6)	the resolution in relation to the election of the members of the fifth session of the Board;

(7)	the resolution in relation to the election of the shareholder representative Supervisors of the fifth session of the Supervisory Committee;

(8)	the resolution in relation to the remuneration standards for Directors and Supervisors of the Company for the year 2013;

(9)	the resolution in relation to the renewal of liability insurance for year 2013-2014 for the Company's Directors, Supervisors and other senior management members;

(10)	the resolution in relation to the Possible Connected Transaction regarding the possible disposal of the Aluminum Fabrication Interests of the Company to Chinalco ;

(11)	the resolution in relation to the proposed disposal of the assets of Northwest Aluminum Fabrication Branch of the Company to Chinalco;

(12)	the resolution in relation to the proposed disposal of alumina assets of Guizhou Branch of the Company to Chinalco;

(13)	the resolution in relation to the extension of the term of provision of guarantees to Chalco HK for foreign currency financing;

(14)	the resolution in relation to the extension of the term of provision of guarantees to Chalco Trading (HK) for foreign currency financing;

- 2 -

LETTER FROM THE BOARD

(15)	the resolution in relation to the provision of guarantees to Ningxia PV and Ningxia Silicon, the subsidiaries of the Company, for bank loans;

(16)	the resolution in relation to the issue of debt financing instruments;

(17)	the resolution in relation to the general mandate to issue additional H Shares; and

(18)	the resolution in relation to the issue of overseas perpetual bond by Chalco HK.

II	BUSINESSES TO BE CONSIDERED AT THE AGM

1	the Directors' Report for the year ended 31 December 2012

The Directors' Report for the year ended 31 December 2012 has been prepared by the Company in compliance with the requirements under the Hong Kong Listing Rules, the listing rules of Shanghai Stock Exchange and relevant rules and requirements for annual report disclosure. Details of the aforementioned report of the Board are available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

2	the Supervisory Committee's Report for the year ended 31 December 2012

The Supervisory Committee's Report for the year ended 31 December 2012 has been prepared by the Company in compliance with the requirements under the Hong Kong Listing Rules, the listing rules of Shanghai Stock Exchange and relevant rules and requirements for annual report disclosure. Details of the aforementioned report of the Supervisory Committee are available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of The Hong Kong Stock Exchange (http://www.hkex.com.hk).

3	the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2012

The financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006) are available at the websites of the Hong Kong Stock Exchange (http://www.hkex.com.hk) and the Shanghai Stock Exchange (http://www.sse.com.cn).

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LETTER FROM THE BOARD

4	the non-distribution of final dividend and non-transfer of reserves to increase share capital

Considering that the audited net profit of the Company for the year ended 31 December 2012 is a loss, the Board proposes no distribution of final dividend and no transfer of reserves to increase share capital for the year 2012.

5	the re-appointment of auditors and the authorization to the audit committee of the Board to fix their remuneration

The Board proposes (1) the re-appointment of Ernst & Young Hua Ming and Ernst & Young as the 2013 domestic and international auditors of the Company, respectively, for a term ending upon the conclusion of the 2013 annual general meeting of the Company; and (2) the grant of authorization to the Audit Committee of the Board to fix the auditors' remuneration for the year 2013.

6	the election of the members of the fifth session of the Board

Reference is made to the announcement dated 9 May 2013 in relation to the election of the members of the fifth session of the Board.

The term of office of the fourth session of the Board will expire on the conclusion of the AGM.

In accordance with the relevant requirements of the Articles, the Company Law of the People's Republic of China and the Hong Kong Listing Rules, the Board proposed that the fifth session of the Board shall consist of nine Directors, including four executive Directors, two non-executive Directors and three independent non-executive Directors.

As recommended by the nomination committee of the Company, the Board proposed the re-election of Mr. XIONG Weiping, Mr. LUO Jianchuan and Mr. LIU Xiangmin as executive Directors of the fifth session of the Board, and the re-election of Mr. LIU Caiming as a non-executive Director of the fifth session of the Board. The Board also proposed the election of Mr. JIANG Yinggang as an executive Director of the fifth session of the Board, the election of Mr. WANG Jun as a non-executive Director of the fifth session of the Board and the election of Mr. WU Jianchang, Mr. ZHAO Tiechui and Mr. MA Si-hang, Frederick as independent non-executive Directors of the fifth session of the Board.

- 4 -

LETTER FROM THE BOARD

For biographical details of the above proposed Directors of the fifth session of the Board, please refer to Appendix I.

Each of Mr. WU Jianchang, Mr. ZHAO Tiechui and Mr. MA Si-hang, Frederick has confirmed that he has satisfied the independence criteria as stipulated in Rule 3.13 of the Hong Kong Listing Rules. The nomination committee of the Company has assessed their independences and considered that each of them meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines. In addition, the Board believes that the proposed independent non-executive Directors, with their extensive experiences and knowledges, will contribute to and enhance the corporate governance of the Company.

All the proposed members of the fifth session of the Board have confirmed that, saved as disclosed above, as at the Latest Practicable Date, (1) none of them holds any other position with the Company or any of its subsidiaries or has held any directorship in any other listed public companies in the past three years; (2) none of them has any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company; and (3) none of them has any interest or deemed interest in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO.

Saved as disclosed above, the Board is not aware of any other matter in respect of the proposed re-appointments or appointments of the proposed members of the fifth session of the Board that is required to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Listing Rules or any other matter that needs to be brought to the attention of the Shareholders.

The fifth session of the Board will become effective from the conclusion of the AGM and expire on the election of the sixth session of the Board. The Company will enter into a service contract with each of the proposed Directors of the fifth session of the Board after their re-election and election are approved at the AGM. The remuneration policies which will be approved by the Shareholders at the forthcoming AGM will be applicable to the members of the fifth session of the Board.

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LETTER FROM THE BOARD

7	the election of the shareholder representative Supervisors of the fifth session of the Supervisory Committee

Reference is made to the announcement dated 9 May 2013 in relation to the election of the shareholder representative Supervisors of the fifth session of the Supervisory Committee.

The term of office of the fourth session of the Supervisory Committee will expire on the conclusion of the AGM.

In accordance with the relevant requirements of the Articles and the Company Law of the People's Republic of China, the fifth session of the Supervisory Committee is proposed to consist of two shareholder representative Supervisors and one staff representative Supervisor.

As recommended by the controlling shareholder of the Company, Chinalco, the Company proposed the election of Mr. ZHAO Zhao as a shareholder representative Supervisor of the fifth session of the Supervisory Committee and the re-election of Mr. ZHANG Zhankui as a shareholder representative Supervisor of the fifth session of the Supervisory Committee.

For biographical details of the above proposed shareholder representative Supervisors of the fifth session of the Supervisory Committee, please refer to Appendix II.

Each of Mr. ZHAO Zhao and Mr. ZHANG Zhankui has confirmed that, saved as disclosed above, as at the Latest Practicable Date, (1) he does not hold any other position with the Company or any of its subsidiaries and has not held any directorship in any other listed public companies in the past three years; (2) he does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company; and (3) he does not have any interest or deemed interest in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

- 6 -

LETTER FROM THE BOARD

Saved as disclosed above, the Company is not aware of any other matter in respect of the proposed re-appointment or appointment of Mr. ZHAO Zhao and Mr. ZHANG Zhankui that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matter that needs to be brought to the attention of the Shareholders.

The fifth session of the Supervisory Committee will become effective from the conclusion of the AGM and expire on the election of the sixth session of the Supervisory Committee. The Company will enter into a service contract with each of the proposed Supervisors of the fifth session of the Supervisory Committee after their re-election and election are approved at the AGM. The remuneration policies which will be approved by the Shareholders at the forthcoming AGM will be applicable to the members of fifth session of the Supervisory Committee.

8	the renewal of liability insurance for year 2013-2014 for the Company's Directors, Supervisors and other senior management members

The Board proposes the renewal of liability insurance for a period of one year from 18 May 2013 to 17 May 2014 for the Company's Director, Supervisors and other senior management members. The Board also proposes the Chairman or other person authorized by the Chairman be authorized to be responsible for matters relating to the renewal of liability insurance for year 2013-2014 and to sign all relevant documents.

9	Possible Connected Transaction regarding the possible disposal of the Aluminum Fabrication Interests of the Company to Chinalco

Reference is made to the announcement dated 9 May 2013 in relation to the proposed disposal of the Aluminum Fabrication Interests as a whole.

The Company proposes to dispose its Aluminum Fabrication Interests by way of open tender on China Beijing Equity Exchange. Chinalco, the controlling shareholder of the Company, intends to participate in the bid. In the event that Chinalco wins the bid, such disposal will constitute a connected transaction of the Company under the Hong Kong Listing Rules. As the highest applicable percentage ratio of such connected transaction (if entered into) exceeds 5% , such connected transaction (if entered into) will be subject to the announcement and Independent Shareholders' approval requirements.

- 7 -

LETTER FROM THE BOARD

A supplemental circular setting out, among other things, further details of such disposal and information about the Company and the Aluminum Fabrication Interests, together with a letter from the independent board committee and a letter from the independent financial adviser, is expected to be despatched to the Shareholders on or around 7 June 2013, being the date that is 20 days prior to the date of the AGM.

10	the proposed disposal of the Assets of Northwest Aluminum Fabrication Branch of the Company to Chinalco

Reference is made to the announcement dated 9 May 2013 in relation to the proposed disposal of the assets of Northwest Aluminum Fabrication Branch of the Company to Chinalco.

The Company proposes to enter into an asset transfer agreement with Chinlaco, pursuant to which the Company will sell, and Chinalco will purchase the assets of the Northwest Aluminum Fabrication Branch of the Company. Since the applicable percentage ratio in respect of such disposal exceeds 5%, such disposal constitutes a non-exempt connected transaction of the Company and is subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules. The Board hereby proposes to submit to the Independent Shareholders for their consideration and approval an ordinary resolution in respect of such disposal at the AGM.

A supplemental circular setting out, among other things, further details of such disposal and information about the Company and the assets of Northwest Aluminum Fabrication Branch of the Company, together with a letter from the independent board committee and a letter from the independent financial adviser, is expected to be despatched to the Shareholders on or around 7 June 2013, being the date that is 20 days prior to the date of the AGM.

11	the proposed disposal of Alumina Assets of Guizhou Branch of the Company to Chinalco

Reference is made to the announcement dated 9 May 2013 in relation to the proposed disposal of alumina assets of Guizhou Branch of the Company to Chinalco.

- 8 -

LETTER FROM THE BOARD

The Company proposes to enter into an asset transfer agreement with Chinlaco in respect of the alumina assets of Guizhou Branch of the Company, pursuant to which, the Company will sell, and Chinalco will purchase the alumina assets of Guizhou Branch of the Company. Since the applicable percentage ratio in respect of such disposal exceeds 5%, such disposal constitutes a non-exempt connected transaction of the Company and is subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules. The Board hereby proposes to submit to the Independent Shareholders for their consideration and approval an ordinary resolution in respect of such disposal at the AGM.

A supplemental circular setting out, among other things, further details of such disposal and information about the Company and the alumina assets of Guizhou Branch of the Company, together with a letter from the independent board committee and a letter from the independent financial adviser, is expected to be despatched to the Shareholders on or around 7 June 2013, being the date that is 20 days prior to the date of the AGM.

12	the extension of the term of provision of guarantees to Chalco HK for foreign currency financing

Reference is made to the circular dated 15 May 2012 and the announcement dated 29 June 2012 in relation to the provision of guarantees to Chalco HK for foreign-current financing. The Company has obtained the authorization of the Shareholders at the 2011 annual general meeting for the Company to provide guarantees in an amount not exceeding US$3 billion for the foreign currency financing to be arranged by Chalco HK, with a valid period from the date of obtaining the approval at the 2011 annual general meeting of the Company to the conclusion of the AGM.

The Board proposes the extension of the term of the abovementioned authorization from the conclusion of the AGM to the conclusion of the 2013 annual general meeting of the Company. Subject to the amount of foreign currency financing guarantees not to exceed the above limit and is within the scope permissible by the relevant national policy, the Chairman or other person authorized by the Chairman be authorized by the Shareholders to be responsible for matters relating to the actual implementation of the provision of such foreign-currency financing guarantees and to sign all relevant documents.

- 9 -

LETTER FROM THE BOARD

13	the extension of the term of provision of guarantees to Chalco Trading (HK) for foreign currency financing

Reference is made to the circular dated 27 August 2012 and the announcement dated 12 October 2012 in relation to the provision of guarantees to Chalco Trading (HK) for foreign-current financing. The Company has obtained the authorization of the Shareholders at the 2011 annual general meeting for the Company to provide guarantees in an amount not to exceed RMB2 billion for the foreign currency financing to be arranged by Chalco Trading (HK), with a valid period from the date of obtaining the approval at the 2012 second extraordinary general meeting of the Company held on 12 October 2012 to the conclusion of the AGM.

The Board proposed the extension of the term of the abovementioned authorization from the conclusion of the AGM to the conclusion of the 2013 annual general meeting of the Company. Subject to the amount of foreign currency financing guarantees not to exceed the above limit and is within the scope permissible by the relevant national policy, the Chairman or other person authorized by the Chairman be authorized by the Shareholders to be responsible for matters relating to the actual implementation of the provision of such foreign-currency financing guarantees and to sign all relevant documents.

14	the provision of guarantees to Ningxia PV and Ningxia Silicon, the subsidiaries of the Company, for bank loans

In order to secure the continuous steady developments of its subsidiaries, the Board proposes the provision of guarantees to Ningxia PV and Ningxia Silicon by Chalco Ningxia Energy for bank loans. The provisions of guarantees provided by Chalco Ningxia Energy include a guarantee to Ningxia PV not exceeding RMB50 million for a term of three years, a guarantee to Ningxia PV not exceeding RMB20 million for a term of one year and a guarantee to Ningxia Silicon not exceeding RMB50 million for a term of three years. The Board also proposes the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, to be responsible for matters relating to the actual implementation of the guarantees to the subsidiaries for bank loans and to sign all relevant documents.

- 10 -

LETTER FROM THE BOARD

15	the issuance of debt financing instruments

The Board will propose a special resolution for consideration and approval at the AGM as follows:

During the period from the registration with the National Association of Financial Market Institutional Investors to the conclusion of the 2013 annual general meeting, the Company be authorized to issue debt financing instruments in the inter-bank bond market in one or several tranches and the aggregate outstanding balance of all debt financing instruments shall be not more than RMB82 billion (including the short-term bonds, medium-term notes and non-public debt financing instruments already in issue in an aggregate amount of RMB38.5 billion).

For the above purposes, the Board proposes the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, determine specific terms and conditions of the issue of debt financing instruments and other matters relating thereto (including but not limited to, the determination of the type, amount, interest rate, term, rating, use of proceeds of the debt financing instruments to be issued), deal with approval matters, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approvals, and execute requisite legal documents in connection with the Company's issuance of the debt financing instruments and make relevant disclosure.

16	the general mandate to issue additional H Shares

To provide the Board with flexibility to issue new Shares, a special resolution will be proposed at the AGM to grant a general mandate to the Board to allot, issue and deal with additional H Shares up to the limit of 20% of the aggregate nominal value of H Shares in issue as at the date of passing of such resolution at the AGM.

Details of the general mandate to issue H Shares are set out in Resolution No. 13 in the notice of the AGM.

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LETTER FROM THE BOARD

17	the issue of overseas perpetual bond by Chalco HK

The Board agreed on the issue of overseas perpetual bond by Chalco HK in an amount not to exceed US$10 billion. The Board has agreed to provide guarantees for the overseas perpetual bond at the 35th meeting of the 4th session of the Board. The Chairman or other person authorized by the Chairman will be authorized to be responsible for matters relating to the issue of overseas perpetual bond by Chalco HK and to sign all relevant documents. Since the issue of overseas perpetual bond is subject to Shareholder's approval under Chapter 13 of the Listing Rules in the AGM, the Board hereby proposes to submit to the AGM for its consideration and approval an special resolution in respect of the issue of overseas perpetual Chalco HK.

In order to expand the overseas business, the Board proposes the issue of overseas perpetual bonds not exceeding US$10 billion by Chalco HK. The Company will provide Chalco HK guarantees for such overseas perpetual bond, which has been considered and approved at the past Board meeting. The Chairman of the Company or other person authorized by the Chairman will be authorized to, pursuant to the needs of the Company, to be responsible for matters relating to the actual implementation of the issue of overseas perpetual bond and to sign all relevant documents.

III	THE AGM

A notice convening the AGM at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Thursday, 27 June 2013 is set out on page 14 to page 19 of this circular.

A proxy form for use at the AGM is enclosed. Whether or not you are able to attend the AGM in person, you are requested to complete and return the accompanying proxy form in accordance with the instructions printed thereon not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the AGM or any adjournment if you so wish.

Chinalco and its associates will abstain from voting on Resolutions 10 -12 to be proposed at the AGM. No other shareholders are required to abstain from voting at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the AGM will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules following the AGM.

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LETTER FROM THE BOARD

IV	CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Tuesday, 28 May 2013 to Thursday, 27 June 2013 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Monday, 27 May 2013 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 27 May 2013 for registration.

V	RECOMMENDATIONS

The Directors (including independent non-executive Directors) consider that the resolutions as set out in the notice of the AGM are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the above proposed resolutions.

VI	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I and Appendix II to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

* For identification purpose only

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NOTICE OF 2012 ANNUAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) NOTICE OF 2012 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 Annual General Meeting (the "AGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:30 a.m. on Thursday, 27 June 2013 for the purposes of considering, and if though fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 13 May 2013 (the "Circular")):

ORDINARY RESOLUTIONS

1	To consider and approve the resolution in relation to the Directors' Report for the year ended 31 December 2012;

2	To consider and approve the resolution in relation to the Supervisory Committee's Report for the year ended 31 December 2012;

3	To consider and approve the resolution in relation to the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2012;

4	To consider and approve the resolution in relation to the non-distribution of final dividend and non-transfer of reserves to increase share capital;

5	To consider and approve the resolution in relation to the re-appointment of auditors and the authorization to the audit committee of the Board to fix their remuneration;

* For identification purpose only

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NOTICE OF 2012 ANNUAL GENERAL MEETING

6	To consider and approve the resolution in relation to the election of the members of the fifth session of the Board:

6.1	To consider and approve the resolution in relation to the re-appointment of Mr. Xiong Weiping as the executive director of the fifth session of the Board;

6.2	To consider and approve the resolution in relation to the re-appointment of Mr. Luo Jianchuan as the executive director of the fifth session of the Board;

6.3	To consider and approve the resolution in relation to the re-appointment of Mr. Liu Xiangmin as the executive director of the fifth session of the Board;

6.4	To consider and approve the resolution in relation to the appointment of Mr. Jiang Yinggang as the executive director of the fifth session of the Board;

6.5	To consider and approve the resolution in relation to the re-appointment of Mr. Liu Caiming as the non-executive director of the fifth session of the Board;

6.6	To consider and approve the resolution in relation to the appointment of Mr. Wang Jun as the non-executive director of the fifth session of the Board;

6.7	To consider and approve the resolution in relation to the appointment of Mr. Wu Jianchang as the independent non-executive director of the fifth session of the Board

6.8	To consider and approve the resolution in relation to the appointment of Mr. Zhao Tiechui as the independent non-executive director of the fifth session of the Board

6.9	To consider and approve the resolution in relation to the appointment of Mr. MA Si-hang, Frederick as the independent non-executive director of the fifth session of the Board

7	To consider and approve the resolution in relation to the election of the shareholder representative Supervisors of the fifth session of the Supervisory Committee:

7.1	To consider and approve the resolution in relation to the appointment of Mr. Zhao Zhao as the shareholder representative Supervisors of the fifth session of the Supervisory Committee;

7.2	To consider and approve the resolution in relation to the re-appointment of Mr. Zhang Zhankui as the shareholder representative Supervisors of the fifth session of the Supervisory Committee;

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NOTICE OF 2012 ANNUAL GENERAL MEETING

8	To consider and approve the resolution in relation to the remuneration standards for Directors and Supervisors of the Company for the year 2013;

9	To consider and approve the resolution in relation to the renewal of liability insurance for year 2013-2014 for the Company's Directors, Supervisors and other senior management members;

10

To consider and approve the resolution in relation to the Possible Connected Transaction regarding the possible disposal of the Aluminum Fabrication Interests of the Company to Chinalco; and the Chairman of the Board of Directors of the Company, or such other person as the Chairman of the Board of Directors of the Company may authorize, is hereby authorized, confirmed and ratified to handle all relevant matters relating to the disposal, and do all such acts and things, execute and amend all such documents as he/she deems necessary or appropriate;

11

To consider and approve the resolution in relation to the Proposed Disposal of the assets of Northwest Aluminum Fabrication Branch of the Company to Chinalco; and the Chairman of the Board of Directors of the Company, or such other person as the Chairman of the Board of Directors of the Company may authorize, is hereby authorized, confirmed and ratified to handle all relevant matters relating to the disposal, and do all such acts and things, execute and amend all such documents as he/she deems necessary or appropriate;

12

To consider and approve the resolution in relation to the proposed disposal of alumina assets of Guizhou Branch of the Company to Chinalco; and the Chairman of the Board of Directors of the Company, or such other person as the Chairman of the Board of Directors of the Company may authorize, is hereby authorized, confirmed and ratified to handle all relevant matters relating to the disposal, and do all such acts and things, execute and amend all such documents as he/she deems necessary or appropriate;

13	To consider and approve the resolution in relation to the extension of the term of provision of guarantees to Chalco HK for foreign currency financing;

14	To consider and approve the resolution in relation to the extension of the term of provision of guarantees to Chalco Trading (HK) for foreign currency financing;

15	To consider and approve the resolution in relation to the provision of guarantees to Ningxia PV and Ningxia Silicon, the subsidiaries of the Company, for bank loans;

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NOTICE OF 2012 ANNUAL GENERAL MEETING

SPECIAL RESOLUTIONS

16	To consider and approve the resolution in relation to the issuance of debt financing instruments;

17	To consider and approve the resolution in relation to the general mandate to issue additional H Shares:

(a)

the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and call options in respect thereof, subject to the following terms:

(i)

such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii)

the total nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the total nominal value of H Shares in issue, as at the date of this resolution ; and

(iii)

the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

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NOTICE OF 2012 ANNUAL GENERAL MEETING

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting;

(c)	contingent on the Directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(iii)

increase the registered capital of the Company pursuant to the issue of shares under paragraph (a) of this resolution and make such amendments to the Articles of Association, as it thinks fit, so as to reflect the increase in registered capital of the Company.

18	To consider and approve the resolution in relation to the issue of overseas perpetual bond by Chalco HK.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
13 May 2013

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NOTICE OF 2012 ANNUAL GENERAL MEETING

Notes:

(a)	Details of the above resolutions are set out in the circular regarding the AGM dated 9 May 2013.

(b)

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Tuesday, 28 May 2013 to Thursday, 27 June 2013 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Monday, 27 May 2013 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 27 May 2013 for registration.

(c)

Holders of A Shares or H Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the AGM, i.e. no later than Friday, 7 June 2013.

Details of the Company's Board Office are as follows:
No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8161/8162 Fax: (8610) 8229 8158

(d)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the AGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, and Notes (c) to (d) also apply to A Shareholders, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the AGM will be conducted by a poll.

* For identification purpose only

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APPENDIX I	BIOGRAPHIC DETAILS OF THE PROPOSED DIRECTORS

Executive Directors

Mr. XIONG Weiping, 56, is Chairman and an executive director of Aluminum Corporation of China Limited and concurrently the general manager of Aluminum Corporation of China. Mr. Xiong has been serving the Company since 2001 (he left the Company in 2006 and was re-appointed in 2009). Mr. Xiong graduated from Central South University of Industry majoring in mining materials engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and fruitful practical experiences in economics, corporate management and metal mining. Mr. Xiong is also a professor and a Ph.D. tutor of Guanghua School of Management, Peking University. He is an expert receiving special subsidies from the State Council and was recognized by the former Ministry of Personnel as a "Middle Aged/ Young Expert with Outstanding Contributions to the Nation". Mr. Xiong was formerly the deputy secretary of Hunan Provincial Communist Youth League, a standing committee member of All China Youth Federation and the president of Hunan Youth Union Committee, the standing vice-chancellor and dean of the Faculty of Management, professor, Ph.D. tutor of Central South University of Industry. Mr. Xiong had also served as the vice president of China Copper, Lead & Zinc Group Corporation, vice president of Chinalco, Executive Director, senior vice president and president of Aluminum Corporation of China Limited* and vice chairman and general manager of China Travel Service (Holdings) Hong Kong Limited.

Mr. LUO Jianchuan, 49, is an executive director and president of Aluminum Corporation of China Limited. He has been serving the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985, majoring in mining, holds a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in corporate management of non-ferrous metals and thus has extensive professional experience and management skills in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, the manager of Haikou Nanxin Industry & Commerce Corporation, assistant to the general manager of Jinpeng Mining Development Corporation, deputy general manager and general manager of Beijing Xinquan Tech-trading Corporation, assistant to the general manager of China Non-Ferrous Metals Industry Trading Group Corporation, deputy chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, general manager of China Aluminum International Trading Corporation Limited, and formerly served as the general manager of the Operations and Sales Division, vice president and senior vice president of Aluminum Corporation of China Limited*.

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APPENDIX I	BIOGRAPHIC DETAILS OF THE PROPOSED DIRECTORS

Mr. LIU Xiangmin, 50, is an executive director and senior vice president of Aluminum Corporation of China Limited and has been serving the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University and is a professor-grade senior engineer. Mr. Liu has long engaged in non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, general manager of Zhongzhou Branch of the Company, and vice president of Aluminum Corporation of China Limited*.

Mr. JIANG Yinggang, 49, the vice president of Aluminum Corporation of China Limited and has been serving the Company since 2001. Mr. Jiang graduated from Central South Institute of Mining and Metallurgy with a bachelor's degree of engineering, majoring in non-ferrous metals metallurgy and obtained a master's degree on the job, majoring in metallurgy engineering from Central South University. Mr. Jiang is a professor-grade senior engineer. Mr. Jiang has extensive experience in, among others, marketing, corporate management and risk control. He previously worked in Qinghai Aluminum Plant and successively served as the technician of infrastructure plan department, technician of the electrolysis subsidiary plant, deputy head of the workshop, deputy head of technology section, deputy head and head of corporate management department of Qinghai Aluminum Plant, head of first electrolysis plant of Qinghai Aluminum Plant, deputy head of Qinghai Aluminum Plant (deputy general manager of Qinghai Aluminum Company), general manager of Qinghai Aluminum Company and general manager of Qinghai Branch of Aluminum Corporation of China Limited*. Mr. Jiang now also serves as the chairman of Shanxi Huasheng Aluminum Co., Ltd. and chairman of Jiaozuo Wanfang Aluminum Co., Ltd.

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APPENDIX I	BIOGRAPHIC DETAILS OF THE PROPOSED DIRECTORS

Non-executive Directors

Mr. LIU Caiming, 50, is a non-executive director of Aluminum Corporation of China Limited. Graduated from the School of Economics of Fudan University, Mr. Liu is a doctoral candidate, senior accountant and certified public accountant in the PRC. Having been engaged in financial management at large state-owned enterprises for a long time, Mr. Liu has extensive experience in finance and business management. He had served as the deputy head and Head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation, the deputy general manager of China Non-ferrous Metals Construction Group Limited, deputy general manager of China Non-ferrous Construction Group Limited, director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., deputy general manager of China Nonferrous Metals Mining and Construction (Group) Co., Ltd., deputy general manager of Chinalco, chairman of Yunnan Copper Industry (Group) Co., Ltd., chairman of Chinalco Shanghai Copper Co., Ltd., executive director of Chinalco Kunming Copper Co., Ltd., director and president of China Copper Co., Ltd. as well as an executive Director, senior vice president and chief financial officer of Aluminum Corporation of China Limited. Mr. Liu has also acted as the titular deputy head of Department of Finance of Yunnan Province, a director of the State-owned Assets Supervision and Administration Commission of Yunnan Province and assistant to the governor of Yunnan Province.

Mr. WANG Jun, 48, is the general manager of the equity management department of China Cinda Asset Management Co., Ltd.. Graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction, Mr. Wang is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as the engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd. Mr. Wang currently also serves as the director of China Nuclear Engineering and Construction Co., Ltd., vice chairman of Kailuan (Group) Company Limited, vice chairman of Wengfu (Group) Company Limited, and vice chairman of Guizhou Kailin Company Limited.

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APPENDIX I	BIOGRAPHIC DETAILS OF THE PROPOSED DIRECTORS

Independent Non-executive Directors

Mr. WU Jianchang, 73, is the honorary chairman of China Steel Industry Association and the honorary chairman of China Non-ferrous Metals Industry Association. Mr. Wu graduated from Hengyang Mining and Metallurgy Engineering Institute majoring in non-ferrous metallurgy. Mr. Wu is a professor-grade senior engineer. He has extensive experience in corporate, political affairs and association management. He formerly served as the deputy general manager and general manager of China Non-ferrous Metals Industry Company, vice standing chairman of China Steel Industry Association, deputy head of Ministry of Metallurgy Industry, deputy head of State Metallurgy Industry Bureau.

Mr. ZHAO Tiechui, 61, is the member of twelfth session of the National Committee of the Chinese People's Political Consultative Conference, the member of the presidium of the executive committee of All China Federation of Trade Unions and the president of China Safe Production Association. Mr. Zhao graduated from Beijing Graduate School of China Mining University majoring in management engineering. He is a professor-grade senior engineer. Mr. Zhao formerly served as the technician of No.10 Mining Unit, deputy team leader of the full mechanized roadway team, head of the Expansion Department of the Bureau, deputy leader of No.11 Mining Unit, leader of Dazhuang Mining Unit and leader of No.4 Mining Unit in Pingdingshan Mining Bureau in Henan Province; vice chairman of Pingdingshan Coal Industry (Group) Company; deputy head of State Bureau of Coal Industries; deputy head of State Administration of Work Safety and deputy head and head of State Administration of Coal Mine Safety. Mr. Zhao also serves as a part-time professor in Chinese Academy of Governance and Beijing University of Science and Technology.

Mr. MA Si-hang, Frederick, 61, graduates from Hong Kong University with a bachelor's degree in Arts. He served as head of Financial Services and the Treasury Bureau of Hong Kong Special Administrative Region in 2002, head of Commerce and Economics Development Bureau of the Hong Kong Special Administrative Region from 2007 to July 2008. He also previously served as the managing director of Great Britain subsidiary of RBC Dominion Securities Inc., managing director and head of Asia Area of Private Banking Department of Chase Bank, executive president of private banking business of JPMorgan Chase & Co. (a public company listed on New York Stock Exchange, stock code: JPM) in Asia Pacific, vice chairman and managing director of Kumagai Gumi (Hong Kong) Co., Ltd. (currently known as Hong Kong Construction (Holdings) Limited, a public company listed on the Exchange, stock code: 0190), CFO and executive director of PCCW Company Limited (a public company listed on the Exchange, stock code: 0008), and non-executive director of MTR Corporation Ltd. (a public company listed on the Exchange, stock code: 0066, also listed on OTCBB, stock code: MTRJY). Mr. Ma currently also serves as member of the international advisory committee of China Investment Corporation, senior counsel of Hong Kong China Strategic Holdings Limited (a public company listed on the Exchange, stock code: 0235), independent non-executive director of China Resources Land Limited (a public company listed on the Exchange, stock code: 01109), director of Canada Husky Energy Corporation (a public company listed on Toronto Stock Exchange, stock code: HSE), external director of China National Cereals, Oils and Foodstuffs Corporation (COFCO), honorary professor in School of Economics and Finance in Hong Kong University, honorary counsel of School of Accounting in Central University of Finance and Economics, professor of School of Senior Management and Further Education in Hong Kong Polytechnic University and member of Global Advisory Council of Bank of America. He was awarded the Gold Bauhinia Star (GBS) by the HKSAR government in 2009, and was appointed non-official Justice of the Peace in 2010.

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APPENDIX II	BIOGRAPHIC DETAILS OF THE PROPOSED
SHAREHOLDER REPRESENTATIVE SUPERVISORS

Shareholder Representative Supervisors

Mr. ZHAO Zhao, 51, is head of the discipline inspection group of Aluminum Corporation of China. Mr. Zhao obtained a bachelor's degree majoring in roadway engineering from Department of Civil Engineering of Nanjing Institute of Engineering (now known as Southeast University) and a Ph.D degree in world economics from Beijing Normal University, School of Economics and Management. Mr. Zhao is a senior political engineer. He has extensive experience in, among others, mass work among youth, auditing, supervision and discipline inspection. He successively served as assistant editor and staff in People's Communication Press, full-time deputy secretary of Y.L.C (Youth League Committee) directly under Ministry of Communications, standing deputy head of Guoqing Productivity Center, head of publicity department of Y.L.C of Central Government institutions, head of office and deputy secretary (assistant inspector) of Youth League Working Committee of Central Government institutions, deputy head of mass work department of Central Enterprises Working Committee, deputy secretary and secretary of Central Enterprises Youth League Working Committee, president of Central Enterprises Youth Union, and deputy head of Bureau of mass work under State-owned Assets Supervision and Administration Commission of the State Council.

Mr. ZHANG Zhankui, 54, is the head of the Finance Department of Aluminum Corporation of China. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as the head of the Finance Division and then the head of the Audit Division of China General Design Institute for Non-ferrous Metals; deputy general manager of Beijing Enfei Tech-industry Group; the head of the Accounting Division of the Finance Department and deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company's assets and finance in the Listing Office of the Company; head of the Capital Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as deputy head of the Finance Department of Aluminum Corporation of China.

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary